SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 6)
                                 --------------

                             SEER TECHNOLOGIES, INC.
                            (Name of Subject Company)

                              LEVEL 8 SYSTEMS, INC.
                               LIRAZ SYSTEMS LTD.
                                    (Bidders)
                                 --------------

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                 --------------

                                   815780 10 1
                      (CUSIP Number of Class of Securities)
                                 --------------

                                   Arie Kilman
                              Level 8 Systems, Inc.
                            1250 Broadway, 35th Floor
                            New York, New York 10001
                                 (212) 244-1234
       (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of the Bidder)
                                 --------------

                                     Copy to

                             Edward W. Kerson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                            CALCULATION OF FILING FEE

      Transaction Valuation                      Amount of Filing Fee
---------------------------------------  ---------------------------------------
          $1,697,409 (1)                             $339.48 (2)
---------------------------------------  ---------------------------------------
(1) Calculated by multiplying $0.35, the per share cash tender offer price, by 4,849,739, the number of shares of Common Stock being sought in the tender offer.
(2)  Calculated as 1/50 of 1% of the transaction value.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:                    Filing Party:
                            ----------------                 ------------------
     Form or Registration No.:                  Date Filed:
                              --------------               --------------------

                                 Amendment No. 6

         This Statement  amends and  supplements  the Tender Offer  Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on February 1, 1999 (the "Schedule 14D-1 Statement"), and relates to the offer by Level 8 Systems, Inc., a corporation organized and existing under the laws of the State of New York ("Purchaser"), to purchase up to 4,849,739 shares of common stock, par value $0.01 per share (the "Shares"), of Seer Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $0.35 per Share, net to the seller in cash (subject to applicable withholding of taxes), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 1, 1999, as supplemented by a Supplement dated April 8, 1999 (as so supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1), (a)(2) and (a)(12), respectively. This Statement constitutes the final amendment to the Schedule 14D-1. Capitalized terms used and not defined herein have the respective meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder

         Item 5 is hereby amended to add the following supplemental information:

         The Offer expired by its terms at 5:00 p.m., New York City time, on Thursday, April 15, 1999. Purchaser has accepted for payment and has paid $0.35 net per Share for all the Shares validly tendered in the Offer and not withdrawn and will acquire the remaining outstanding Shares by means of effecting the Merger. As a result of the Merger, the Company (as the surviving corporation of the Merger) will become a wholly-owned subsidiary of Purchaser and the Company's common stock will be de-registered from the OTC Bulletin Board.

Item 6.   Interest in Securities of the Subject Company

         Item 6 is hereby amended and restated to read in its entirety as follows:

         (a)-(b) Pursuant to the Offer and upon the occurrence of the Merger, Purchaser will own all the Shares. A copy of Purchaser's press release dated April 16, 1999 announcing the expiration of the Offer and acceptance for payment for the Shares pursuant thereto and its plans to effect the Merger is attached as Exhibit (a)(13), and the complete text thereof is incorporated herein by reference.

         Upon the occurrence of the Merger, Purchaser will be the record and beneficial owner of all the issued and outstanding Shares and will have the sole power to vote and dispose of all such Shares.

         Except as set forth above, none of the persons named in Item 2 of this Statement beneficially owns any shares or has effected any transaction in the Shares during the past 60 days.

Item 11.  Material to Be Filed as Exhibits.

(a)(13)  Press Release issued on April 16, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 23, 1999


                                      LEVEL 8 SYSTEMS, INC.



                                      By:   /s/ Arie Kilman
                                            -----------------------------------
                                            Name:  Arie Kilman
                                            Title: Chairman of the Board
                                                   and Chief Executive Officer



                                      LIRAZ SYSTEMS LTD.



                                      By:  /s/ Arie Kilman
                                           ------------------------------------
                                           Name:  Arie Kilman
                                           Title: Chairman of the Board
                                                  and President

                                  EXHIBIT INDEX

Exhibit No.

(a)(1)   Form of Offer to Purchase dated February 1, 1999*

(a)(2)   Form of Letter of Transmittal*

(a)(3) Form of Letter to brokers, dealers, commercial banks, trust companies and nominees*

(a)(4) Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees*

(a)(5)   Form of Notice of Guaranteed Delivery*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(7)   Press release issued on February 1, 1999*

(a)(8)   Supplement to the Offer to Purchase dated February 24, 1999*

(a)(9)   Press release issued on March 2, 1999*

(a)(10)  Press release issued on March 16, 1999*

(a)(11)  Press release issued on March 26, 1999*

(a)(12)  Supplement to the Offer to Purchase dated April 8, 1999*

(a)(13)  Press release issued on April 16, 1999

(b)      Not applicable.

(c)(1) Agreement, dated as of November 23, 1998, among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to
         Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.

(c)(2) Amendment No. 1 to Agreement dated as of November 23, 1998 among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS dated
         April 7, 1999.*

(d)      Not applicable.

(e)      Not applicable.

(f)      Not applicable.

-----------------------------
* Previously filed.